Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

I, Christian Laroche, P.Eng. do hereby certify that:

I am the Vice-President of Metallurgy for Synectiq, with its head office located at: 1010 Rue de Sérigny

Longueuil, QC Canada

J4K 5G7

This certificate applies to the technical report titled “NI 43-101 Technical Report on the Don David Gold Mine, Oaxaca, Mexico” with an Effective Date of December 31, 2025 (the “Technical Report”) prepared for Gold Resource Corporation (“GRC”) regarding the Don David Gold Mine.

I graduated with a degree in Metallurgical Engineering from Université Laval, Quebec, Canada, in 1999. I am a Professional Engineer (P. Eng.) registered with Ordre des Ingénieurs du Québec (OIQ). I have over 26 years of practical experience as a metallurgical engineer designing process flow diagrams, leading metallurgical testwork programs and process plant optimization. I am currently the Vice-President of metallurgy for Synectic. Prior to joining Synectiq, I was a Director of Metallurgy for GRC up to May 2024.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with one or more professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

I visited the property multiple times in 2024, most recently from October 16 to 27, 2024. I am independent of GRC as independence is described by Section 1.5 of NI 43–101.

I have read NI 43-101 and Form 43-101 F1 and the sections of the Technical Report I am responsible for (Sections 1, 13, 17, 25, and 26), and such sections have been prepared in compliance with that instrument and form.

As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of March 2026.

Christian Laroche, P.Eng.